Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratio)

Nine Months Ended September 30, 2012
Earnings:
Income before income and mining tax and other items (1)	$2,310
Adjustments:
Fixed charges added to earnings	207
Dividends from equity affiliates	10
Amortization of capitalized interest	20

$2,547

Fixed Charges:
Net interest expense (2)	$190
Portion of rental expense representative of interest	17

Fixed charges added to earnings	207
Capitalized interest	77

$284

9.0
Ratio of earnings to fixed charges

(1)	Excludes interest on income tax liabilities. Interest and penalties related to income taxes are included in Income and mining tax expense.
(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.